EXHIBIT 11.1

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS (LOSSES)

	Year Ended December 31,
	2001	2000	1999
Weighted average Shares of Common Stock outstanding during the year	1,827,778	1,773,888	1,712,357

Shares of Common Stock issuable in connection with assumed exercise of options under the treasury stock method	42,487	61,562	102,171

TOTAL	1,870,265	1,835,450	1,814,528

Net Income (loss)	6,974,681	(1,440,821)	(798,787)

Per Share amount—Primary/Basic	$3.82	$(0.81)	$(0.47)

Per Share amount—Diluted	$3.73	$(0.78)	$(0.44)